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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ___________

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ___________

                         AMERICAN MEDICAL RESPONSE, INC.
                            (Name of Subject Company)

                            MEDTRANS ACQUISITION CO.

                                  LAIDLAW INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   027446 10 3
                      (Cusip Number of Class of Securities)

                                   ___________

                                 IVAN R. CAIRNS
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  LAIDLAW INC.
                             3221 NORTH SERVICE ROAD
                           BURLINGTON, ONTARIO L7R 3Y8
                                 (905) 336-1800

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   ___________

                                    Copy to:

                               STEPHEN J. DRAGICH
                              SCHIFF HARDIN & WAITE
                                7200 SEARS TOWER
                             CHICAGO, ILLINOIS 60606
                                 (312) 258-5692


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                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1

       This Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 relates to the offer by MedTrans Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Laidlaw Inc., a Canadian corporation ("Laidlaw"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American Medical
Response, Inc. at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 1997, and in the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

       In response to the Offer to Purchase, 25,375,494 Shares (including 2,270,872 Shares subject to guaranteed delivery), or approximately 94% of the outstanding Shares, were tendered as of the Expiration Date and have been accepted for payment. As a result, the Offer to Purchase has been concluded.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(11) Press Released issued February 17, 1997.

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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1997                MEDTRANS ACQUISITION CO.


                                           By: /s/ Ivan R. Cairns
                                               ------------------

                                           Its: Senior Vice President
                                                ---------------------


                                        LAIDLAW INC.


                                           By: /s/ Ivan R. Cairns
                                              -------------------

                                           Its: Senior Vice President
                                                ---------------------



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                                 Exhibit (a)(11)

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                           LAIDLAW/AMR MERGER PROCEEDS



FEBRUARY 17, 1997...BURLINGTON, ONTARIO. Laidlaw Inc. (NYSE:LDW.B) said today that 25,375,494 (including 2,270,872 shares subject to guaranteed delivery) or approximately 94% of the outstanding shares of American Medical Response, Inc.
(AMR) -- (NYSE:EMT) --, have been tendered to its cash offer to purchase all the outstanding AMR shares for U.S. $40.00 per share. The offer expired at midnight, New York Time, February 14.

Laidlaw says that it will pay the offered price for all shares tendered commencing February 18. In accordance with the merger agreement, Laidlaw will effect the merger of AMR as soon as practicable, which will result in each untendered share being converted into the right to receive U.S. $40.00 per share.

AMR, the largest operator in the healthcare transportation industry in the United States, with annualized net revenue of approximately $750 million, will be merged with Laidlaw's MedTrans unit, the second largest ambulance service company, generating approximately $600 million in annualized net revenue. The transaction will be immediately accretive to Laidlaw's earnings.

The combined entity will be based in Aurora, Colorado and operate as American Medical Response, Inc. AMR will operate 4,700 vehicles, employ more than 20,000 people in 35 states and will broaden Laidlaw's services to the healthcare marketplace with the addition of hospital emergency department management and disease management services.

Commenting on the transaction, James R. Bullock, Laidlaw's President and CEO said,

       "The purchase of AMR combines the industry's top two healthcare transportation firms. It more than doubles Laidlaw's participation in a growing industry which we will expand beyond traditional transportation into a variety of related emergency and non-emergency healthcare services. AMR extends our reach into 11 new states and our service capability to include emergency physician and disease management services. It broadens our ability to respond to both the emergency and non-emergency service needs of health maintenance organizations. While medical transportation will be the core of the business for some time, these allied medical services represent a $30 billion annual market offering dramatic growth opportunities to Laidlaw with its new, national presence in the industry."

Laidlaw Inc. is a major provider of transportation and environmental services to municipalities and industries throughout the United States and Canada. Shares are also listed on the Toronto

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and Montreal stock exchanges.


                                      -30-


Contact:                           1-800-563-6072

          T.A.G. Watson            Vice President, Communications
          ext. 309                 Laidlaw Inc.

          Les Haworth              Senior Vice President and C.F.O.
          ext. 208                 Laidlaw Inc.